SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File No. 1-15607

Full title of the Plan:

THE JOHN HANCOCK SAVINGS AND INVESTMENT PLAN

Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

JOHN HANCOCK FINANCIAL SERVICES, INC.
John Hancock Place
Boston, Massachusetts 02117

THE JOHN HANCOCK SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

John Hancock
Savings and Investment Plan

Financial Statements
and
Auditors' Report

December 31, 2002 and 2001


DD&CO

Daniel Dennis & Company LLP
Certified Public Accountants

116 Huntington Avenue
Boston, MA 02116
(617) 262-9898
FAX: (617) 437-9937
Web Site: http://www.danieldennis.com
E-Mail: ddennis@danieldennis.com

JOHN HANCOCK SAVINGS AND INVESTMENT PLAN
Audited Financial Statements
December 31, 2002 and 2001

Audited Financial Statements

Daniel Dennis & Company LLP
Certified Public Accountants

To the Trustees and Participants
JOHN HANCOCK SAVINGS AND INVESTMENT PLAN

Independent Auditors' Report

We have audited the accompanying statements of net assets available for plan benefits of the John Hancock Savings and Investment Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Daniel Dennis & Company LLP

May 22, 2003

116 Huntington Avenue, Boston, Massachusetts 02116 (617) 262-9898 Fax (617) 437-9937

JOHN HANCOCK SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	*2001*
Plan interest in The Investment-Incentive Plan for John Hancock Employees-John Hancock Savings and Investment Plan Master Trust	$ 129,378,297	$ 146,978,347
Net assets available for plan benefits	$ 129,378,297	$ 146,978,347

See accompanying notes to financial statements.

JOHN HANCOCK SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2002 and 2001

	2002	*2001*
Increase/(decrease) in Plan interest in The Investment-Incentive Plan for John Hancock Employees-John Hancock Savings and Investment Plan Master Trust	$ (17,600,050)	$ (4,660,421)
Net increase/(decrease) in plan assets available for plan benefits	(17,600,050)	(4,660,421)
Net assets available for plan benefits at beginning of year	146,978,347	151,638,768
Net assets available for plan benefits at end of year	$ 129,378,297	$ 146,978,347

See accompanying notes to financial statements.

JOHN HANCOCK SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

Note A - Plan Description

The John Hancock Savings and Investment Plan (the Plan) was created on January 1, 1982 as a profit sharing plan for eligible employees (the Participants) of the John Hancock Mutual Life Insurance Company for investment within various funds with differing investment objectives. As a result of the 2000 demutualization of John Hancock Mutual Life Insurance Company, the Plan is now sponsored by John Hancock Financial Services, Inc. (the Company). The Plan's assets are co-mingled with the assets of The Investment-Incentive Plan for John Hancock Employees under a common master trust fund (the Trust) administered by Investors Bank & Trust Company (the Trustee).

Participants of the Plan consist of four groups within the Signator General Agency System - General Agents, Agents, Sales Supervisors, and Clerical Associates. A participant may make basic pre-tax contributions of 1 to 4% of compensation by means of regular payroll deductions. The Company matches 100% of basic pre-tax contributions for all participants other than General Agents and their Clerical Associates. General Agents match 100% of basic pre-tax contributions for their Clerical Associates. In addition, participants may make supplemental pre-tax contributions up to 46% of compensation, with the sum of the basic pre-tax and supplemental pre-tax contributions not to exceed 50% of compensation.

The Participants fully and immediately vest in all contributions when made.

The Company has the right at any time to terminate the Plan, as well as to suspend or discontinue its contributions. In the event of termination, each participant is entitled to the full balance in his or her account at the date of termination.

Note B - Significant Accounting Policies

Valuation of Investments

The fair value of the Plan's interest in the Trust is based on the beginning of year value of the Plan's interest in the Trust, plus actual contributions and allocated investment income, less actual disbursements and allocated administrative expenses, plus/less amounts transferred from/to other plans (See Note C).

Trust securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Trust investments traded in over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. The Trust's pooled investment fund, which represents short-term securities purchased with daily uninvested contributions, is valued at cost, which approximates fair value. Investment security transactions are recorded by the Trust on the date of purchase or sale (trade date) and realized gains or losses are determined on the basis of average cost.

The Trust's unallocated insurance contracts, which are not readily marketable, are valued at contract value as reported by the Company, which generally includes contributions plus investment income credited less withdrawals for plan benefits.

Note B - Significant Accounting Policies *- Continued*

Trust assets representing participants' loans are valued at unpaid principal, which does not vary significantly from current value (See Note E).

Federal Income Taxes

The Plan obtained its latest determination letter on January 26, 1996, in which the Internal Revenue Service stated that the plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Participants' Activity

The Participants' investment in the Plan, at net asset value determined daily, is expressed in dollars of investment. The Participants may make contributions and withdrawals and receive loans secured by their accounts, the timing and form of which are determined in accordance with the terms of the Plan.

Expenses

Investment service fees recorded by the Trust and allocated to the Plan were approximately $198,000 and $202,000 in 2002 and 2001, respectively. For the years ended December 31, 2002 and 2001, administrative fees totaling approximately $68,000 and $54,000, respectively, were charged to the Trust by the Company and allocated to the Plan. All other administrative expenses of the Trust are borne by the Company.

Plan Transfers

Participants who have an account balance under another individual account plan sponsored by the Company may transfer the account balance to this Plan, provided that the other plan authorizes the transfer. In addition, participants who have an account balance with this Plan may transfer the account balance to another individual account plan sponsored by the Company, provided that the Plan authorizes the transfer. During 2002 and 2001, certain participants elected to transfer their plan balances to/from the Plan in accordance with the Plan agreement.

Cash

The Trustee invests certain plan assets in bank accounts at Investors Bank and Trust Company. For the years ended December 31, 2002 and 2001, the Trust held $2,857,599 and $1,839,305, respectively, in this savings account. This account comprises .2% of total net Trust assets in each respective year, and is in excess of the insurance coverage provided by the Federal Deposit Insurance Corporation. Plan management and the Trustee periodically evaluate the financial soundness of this savings account and believe such assets to not pose a financial risk to the Plan.

JOHN HANCOCK SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements - *Continued*
December 31, 2002 and 2001

Note B - Significant Accounting Policies - *Continued*

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note C - Interest in Master Trust

The Plan's interest in the net assets of the Trust was approximately 14% at December 31, 2002 and 2001. Investment income/(loss) and administrative expenses were allocated to both the Plan and The Investment-Incentive Plan for John Hancock Employees on a daily basis using the number of shares held by the participants at the end of each day as the allocation basis.

At December 31, 2002 and 2001, the fair values of investments for the Trust are as follows:

	2002	*2001*
Common stocks	$ 199,499,193	$ 291,870,870
Mutual funds	8,944,217	10,563,886
Collective trusts	123,121,767	158,284,359
Pooled investment fund	-	870,000
Unallocated insurance contracts	603,696,074	557,036,016
Cash	2,857,599	1,839,305
Participant loans	13,343,427	14,469,582
Total	$ 951,462,277	$ 1,034,934,018

Investment income for the Trust for 2002 and 2001 is as follows:

	2002	*2001*
Net appreciation/(depreciation) in fair value of investments:		
Common stocks	$ (82,097,847)	$ (9,598,823)
Mutual funds	(4,633,973)	(585,771)
Collective trusts	(32,174,046)	(19,602,687)
Pooled investment fund	-	-
Unallocated insurance contracts	-	-
Participant loans	-	-
Subtotal	(118,905,866)	(29,787,281)
Interest - net of expenses (Note B)	33,509,164	34,766,145
Dividends	2,932,656	3,056,978
Total	$ (82,464,046)	$ 8,035,842

JOHN HANCOCK SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements - *Continued*
December 31, 2002 and 2001

Note D - Unallocated Insurance Contracts

The Trustee maintains a significant portion of the Plan's assets in unallocated insurance contracts with the Company with guaranteed interest rates varying from 3.26% to 7.60%. The participants receive a composite rate of return on their account balances.

Note E - Loans Receivable

Under the provisions of the Plan, the Participants may be granted loans from the assets of the Trust. These loans are secured by the Participants' account balances and carry a market rate of interest. Principal repayments and interest payments are made through payroll deductions and are credited to the Participants' accounts. The Trust accounts for loans in a special account separate from the other investment funds.

Note F - Related Parties

Independence Investment LLC (IILLC), an indirect wholly-owned subsidiary of the Company, is an investment advisor for the Trust's Large Cap Growth Equity Fund pursuant to an agreement with the Plan. For the years ended December 31, 2002 and 2001, IILLC fees allocated to the Plan were approximately $65,000 and $90,000, respectively.

The following investment options of the Trust are investment vehicles sponsored by the Company:

Fund Name	*Investment Vehicle*	*Net Assets 12/31/02*	*Net Assets 12/31/01*
Small Cap Growth Equity Fund	Mutual Fund	$ 2,377,747	$ 2,234,134
Relative Value Fund	Mutual Fund	922,932	1,667,034
Financial Industries Fund	Mutual Fund	1,020,117	1,115,056
Technology Fund	Mutual Fund	2,861,712	3,889,531
John Hancock Stock Fund	Stock	43,926,283	55,064,222
Total		$51,108,791	$63,969,977

John Hancock Advisers, Inc., an indirect wholly-owned subsidiary of the Company, is an investment advisor for the above mutual funds.

Note G - Other Matters

During the years ended December 31, 2002 and 2001, there were no loans, fixed income obligations or leases in default or classified as uncollectible by the Trust.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, John Hancock Financial Services, Inc., as the Plan Administrator of the John Hancock Savings and Investment Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JOHN HANCOCK SAVINGS AND INVESTMENT PLAN

June 25, 2003

By: 

Peter J. Mongeau
Second Vice President
John Hancock Life Insurance Company
For Plan Administrator

EXHIBIT 23

Daniel Dennis & Company LLP
Certified Public Accountants

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-30782) pertaining to The John Hancock Savings and Investment Plan for John Hancock Employees of our report dated May 22, 2003, with respect to the financial statements of The John Hancock Savings and Investment Plan for John Hancock Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Daniel Dennis + Company LLP

May 22, 2003

116 Huntington Avenue, Boston, Massachusetts 02116 (617) 262-9898 Fax (617) 437-9937

Exhibit 99

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Each of the undersigned officers of John Hancock Life Insurance Company, acting on behalf of the administrator of the Plan, which is John Hancock Financial Services, Inc., does hereby certify to such officer's knowledge that:

The Annual Report on Form 11-K for the year ended December 31, 2002 (the "Form 11-K") of the John Hancock Savings and Investment Plan fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 25, 2003



Peter J. Mongeau
Second Vice President
For Plan Administrator

Dated: June 25, 2003



Robert R. Reitano
Senior Vice President and
Chief Investment Strategist
Chairman
Savings Plan Investment Committee

This Exhibit is being furnished to the Securities and Exchange Commission and it is intended that it be treated as, and deemed to be, "accompanying" this Annual Report on Form 11-K, and not "filed" as part of the report.